Exhibit 99.2

A2Z Launches Its Smart Carts with NTUC FairPrice, Singapore’s Largest Supermarket Chain

Fully integrated with the innovative FairPrice ecosystem, A2Z’s Cust2mate smart carts provide a seamless in-store digital shopping experience, direct access to in-store promotions, efficient management of inventory while completely eliminating checkout queues

TEL AVIV, ISRAEL / May 16, 2022 / A2Z Smart Technologies Corp. (“A2Z” or the “Company”) (Nasdaq: AZ) (TSXV: AZ), today announced a pilot program for its Cust2Mate Smart Carts with NTUC FairPrice Co-Operative (“FairPrice”), the largest supermarket chain in Singapore. The first Cust2Mate Smart Carts will arrive at a new luxury FairPrice located in a shopping mall in the center of Singapore on July 15, 2022. The carts will be available on a limited basis beginning August 1, 2022 and will be available for all shoppers beginning September 1, 2022.

Fully integrated with the FairPrice POS ecosystem, A2Z’s state-of-the-art Cust2Mate Smart Cart streamlines the shopping experience by recognizing every purchased item and enabling in-cart payment so that shoppers skip lines, while also allowing retail grocers to direct shoppers to discounted products and in-store promotions to efficiently manage and move inventory.

Rafael Yam, Chief Executive Officer of Cust2Mate, commented, “We are excited to announce our first pilot program in Asia with FairPrice, the largest supermarket chain in Singapore. With a rich heritage of technology innovation, FairPrice has over 230 locations throughout the country with a variety of different stores including FairPrice supermarkets, FairPrice Finest, FairPrice Xtra, FairPrice Xpress, and Cheers convenience stores. The agreement provides Cust2Mate with an excellent opportunity to expand our presence and gain exposure in the frictionless retail market in Asia. We are excited to be partnering with FairPrice, and we look forward to both the successful completion of this pilot and to building a strong business partnership with FairPrice.”

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau

Telephone: 203.972.9200

Email: a2z@imsinvestorrelations.com